April 27, 2018

Ms. Kathy Cherko

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Tri-Continental Corporation (the “Fund”)

File No. 333-104669/811-00266

Post-Effective Amendment to a Registration Statement on Form N-2

Dear Ms. Cherko:

This letter responds to comments received by telephone on April 26, 2018 for the above-referenced Post-Effective Amendment (“Filing”). Comments and responses are outlined below:

Comment 1:	Please confirm that an auditor’s consent will be filed as an exhibit in the next POS 8C submission of the registration statement.

Response:	So confirmed.

Comment 2:	Please revise the heading of the “Annual Expenses” table to read: “Annual Expenses (as a percentage of net assets attributable to common shares)”.

Response:	The heading has been so revised.

Comment 3:	Please confirm that the expense example figures are accurate.

Response:	The expense example has been revised as follows:

Although your actual costs may be higher or lower, based on the assumptions listed above, your costs would be:

	1 year	3 years	5 years	10 years
Tri-Continental Corporation Common Stock	$7	$21	$37	$83

If dividends on the Fund’s $2.50 cumulative preferred stock (Preferred Stock) were not included, the total expenses incurred for 1, 3, 5 and 10 years would be $6, $18, $31 and $69, respectively.

If you have any questions, please contact either me at (312) 634-9280 or Joseph D’Alessandro at (212) 850-1703.

Sincerely,

/s/ Megan E. Garcy
Megan Garcy
Counsel
Ameriprise Financial, Inc.